Interim as at 30 September 2003

INTERIM GROUP REPORT OF DEPFA BANK PLC AS AT 30 SEPTEMBER 2003 ++ ACCORDING TO US-GAAP ++

DEPFA BANK

PERFORMANCE IN FINANCE

Shareholders

Market capitalisation: € 2.9 bn
Number of shares: 35,301,972



59.2%
40.8%

8.50% Bayerische Beamten-Lebensversicherung aG

8.50% Schweizerische Lebensvers.- und Rentenanstalt

6.36% Versorgungsanstalt des Bundes u. d. Länder

5.78% Bankhaus Lampe KG

5.00% Deutscher Ring Beteiligungs-Holding

2.73% Schmidt-Bank

2.61% Entenial S.A.

1.30% Condor Lebensversicherungs-AG

Free float
DEPFA Holding Verwaltungsgesellschaft mbH

© DEPFA BANK

Net income and ROE after tax



€ m
300
250
200
150
100
50
0
%
30
25
20
15
10
5
0
26.9
20.5
14.8
22.3
29.7
174
162
137
236
269
1999
2000
2001
2002
09/2003

© DEPFA BANK

The figures for 1999-2000 are from the Segmental reporting by operating unit note in the DEPFA Group annual reports.

Group figures according to US-GAAP

	01.01.2003–30.09.2003 €m	01.01.2002–30.09.2002 €m	Change €m	Change %
Earnings				
Total net interest income	274	281	–7	–2.5
Net interest income incl. interest in trading derivatives	268	203	65	32.0
Net commission income	66	1	65	
Income from sale of assets	87	96	–9	–9.4
Trading result	45	–112	157	
of which from securities	43	–14	57	
of which derivatives valuation	8	–20	28	
of which interest	–6	–78	72	
Total earnings	**472**	**266**	**206**	**77.4**
Personnel expenditure	–49	–29	20	69.0
Other administrative expenditure	–29	–31	–2	–6.5
Depreciation on intangible assets	–4	–4		
Administrative expenditure	**–82**	**–64**	**18**	**28.1**
Other income & expenditure	–34	1	–35	
Provision for loan losses	–	–		
Net income before tax	**356**	**203**	**153**	**75.4**
Income & deferred tax	–79	–26	53	
Net income after tax	**277**	**177**	**100**	**56.5**
Minority interest income	–8	–11	–3	–27.3
Group net income	**269**	**166**	**103**	**62.0**
Key ratios				
Cost/income ratio	17.4%	24.1%		
Earnings per share € (according to US-GAAP)[1]	7.75	4.70	3.05	64.9
Earnings per share € (based on numbers of shares issued)	7.62	4.70	2.92	62.1
RoE after tax	29.7%	21.6%		
Portfolio	**30.09.2003**	**31.12.2002**		
Public sector finance	132,698	113,130	19,568	17.3
Equity	1,281	1,136	145	12.8
Total assets	173,841	145,847	27,994	19.2
Ratings	**Fitch**	**Moody's**	**S&P**	
DEPFA BANK plc	F1+, AA–, B	P–1, Aa3, B	A–1+, AA–	
DEPFA Deutsche Pfandbriefbank AG	F1+, AA–, B	P–1, Aa3, B	A–1+, AA–	
DEPFA ACS BANK	F1+, AA–	P–1, Aa3, C	A–1+, AA–	

(all figures relate solely to "continuing operations" and do not include results from "discontinued operations")

[1] weighted average number of shares in issue is adjusted for shares held under the compensation plan.

Contents

Letter to Shareholders

Ladies and Gentlemen,
dear Shareholders,

The end of DEPFA BANK's first full business year as a pure Public Finance bank is approaching and it's clearly apparent that we will far exceed our initial forecasts. We have raised our initial earnings forecast for 2003 once already this year and now we are in the happy position to do so again. Net profit for the year is now expected to total around € 350 million, which corresponds to a RoE of almost 30% after tax. Since a significant share of our revenues are generated on the basis of an interest margin that can be projected over a long-term time-frame we expect to see net income rise further in 2004 to reach more than € 350 m.

This strong outlook is based on our longstanding experience with a unique business model, which has been a resounding success for customers and investors alike. Three themes stem from this, each of which contributes to the positive outlook. Firstly, our funding costs have fallen considerably, both compared with the previous year (in absolute terms) and relative to our competitors. This was due to a significant improvement in investor acceptance, a very successful launch of the new Irish Asset Covered Securities products and our strong credit ratings. Secondly, our business strategy has clearly benefited from a significant increase in demand for funding by public sector authorities in our target markets. This trend has received considerable press coverage, as you will doubtless have noticed. Thirdly, former competitors are increasingly withdrawing from the public finance business.

These three factors have resulted in considerably higher margins for DEPFA's Budget Finance activities. They should, in our opinion, continue to impact positively in the coming years.

However, our achievements in 2003 are not by any means confined solely to the increased margins from our on-balance sheet business. Investment Banking achieved record results as well.

The upcoming EU enlargement should provide DEPFA Investment Bank - a specialist in converging markets - with substantial deal flow potential, both now and in the years to come. Since Europe and North America should have reached the bottom of their economic and fiscal cycles, the emerging recovery should offer a clear positive stimulus for the EU candidate countries. Good opportunities will be available in debt management, structured financing, advisory services and placements. Furthermore, numerous additional business ideas have been generated as a result of DEPFA Group's presence in the global public finance market. We have observed that on account of our proximity to customers and the market we are increasingly receiving numerous offers to work on transactions on a bilateral basis without competing head on in the marketplace. Overall, we are very optimistic about the outlook for our investment banking activities in the coming years.

Clearly, an important geographical focus of our expansion in the near future will be in the US, where rapidly-increasing budget deficits provide us with excellent opportunities to develop our business. We will therefore strengthen our efforts to offer attractive solutions to our US public-sector clients, who are facing rising challenges in their efforts to secure manageable funding solutions.

Net profit of € 93 million for the third quarter of 2003 matched the record result of € 93 million achieved in the second quarter. However, a one-off extraordinary expense of € 33 million must be taken into consideration for the quarter under review relating to a mortgage bond repurchasing operation in which most of the remaining outstanding DEPFA Deutsche Pfandbriefbank mortgage bonds were removed from the market. If this one-off item is stripped out it can be seen that operating earnings made further significant gains in the third quarter. It also has to be remembered that the one-off item will have a strongly positive effect on net interest income in future periods.

Group profit was € 269 million in the first nine months of the year, which represents a 62% rise year-on-year. Extended net interest income climbed 32% to € 268 million, while net commission income rose to € 66 million (after € 1 million in the same period of the previous year).

Administrative expenditure was up 28% year-on-year - in line with our projections. Key financial ratios also reflect the ongoing positive trend of the first two quarters: as of 30 September 2003, return on equity after taxes was 29.7%, the cost/income ratio 17.4%, and the core capital ratio 10%.

A total of € 52 billion in new business was generated during the first nine months of 2003, a 222% year-on-year increase. The total volume of Public Finance business increased to € 132.7 billion (+ 17.3% vs. 2002).

Going forward we intend over the coming years to broaden our product range and further diversify our activities from a geographical perspective. Given that our business model is based on a clearly-defined customer group, our mission is to continue providing extensive and innovative financing solutions to these customers. Our geographic expansion will in particular focus on the US market but we will also take advantage of opportunities in Asia.

Group balance sheet as at 30 September 2003 of DEPFA BANK plc

Assets (€ m)	30.09.2003	31.12.2002
Cash and balances with central banks	420	645
Loans and advances to banks	21,209	13,281
Loans and advances to customers	61,892	59,764
Debt securities and other fixed income securities	82,071	64,566
Equities and other non fixed income securities	35	23
Equity participations	6	7
Intangible assets	5	5
Property and equipment	13	15
Other assets	3,724	3,120
Accrued interest and prepaid expenses	4,466	4,421
Total assets	**173,841**	**145,847**

Shareholders' equity and liabilities (€ m)	30.09.2003	31.12.2002
Liabilities to banks	57,909	36,774
Liabilities to customers	6,258	3,554
Debt securities in issue	91,568	89,625
Other liabilities	10,990	8,605
Accrued interest and deferred income	4,466	4,752
Provisions	264	233
Hybrid capital	863	926
Minority interest	242	242
Total liabilities	**172,560**	**144,711**
Equity		
Subscribed capital	103	105
Capital reserve	371	396
Retained earnings	737	503
Other comprehensive income	70	132
Total equity	**1,281**	**1,136**
Total shareholders' equity and liabilities	**173,841**	**145,847**
Contingent liabilities and irrevocable loan commitments		
Contingent liabilities on guarantees and indemnity agreements	45	62
Irrevocable loan commitments	2,001	4,430

Group profit and loss account for the period 1 January to 30 September 2003 of DEPFA BANK plc

€ m	30.09.2003	30.09.2002
Interest receivable and similar income from		
lending and money market business	2,573	2,796
fixed income securities	2,511	2,010
Interest payable and similar expenses	–4,810	–4,525
Net interest income	**274**	**281**
Commission income	73	6
Commission expenditure	–7	–5
Income from sale of assets	**87**	**96**
Trading result	**45**	**–112**
Operating income	**472**	**266**
General administrative expenses	–78	–60
Depreciation and amortisation of intangible assets and property and equipment	–4	–4
Other income and expenditure	–34	1
Operating results before provision for loan losses	**356**	**203**
Provision for loan losses	–	–
Income before taxes	**356**	**203**
Income and deferred taxes	–79	–26
Income after taxes	**277**	**177**
Minority interest	**–8**	**–11**
Group net income from continuing operations	**269**	**166**
Results from discontinued operations	**–**	**–749**
Group net income	**269**	**–583**
Weighted average number of ordinary shares	34,710,387	35,301,972
Earnings per share from continuing operations (€)	**7.75**	**4.70**
Earnings per share for discontinued operations (€)	**–**	**–21.22**
Total earnings per share (€)	**7.75**	**–16.52**
Diluted earnings per share (€)	**7.75**	**–16.52**

Group statement of changes in shareholders' equity of DEPFA BANK plc

€ m	Subscribed capital	Capital-reserve	Retained earnings	Other comprehensive Income		Total 2003	Total 2002
				Unrealised gains/losses from market valuation of securities	Unrealised result from cash flow hedges		
Balance at 1 January	**105**	**396**	**503**	**106**	**26**	**1,136**	**2,213**
Spin off of Areal Bank							-550
Group net income			269			269	-583[1]
Other comprehensive income				-33	-29	-62	8
Comprehensive income			**269**	**-33**	**-29**	**207**	**-1,125**
Dividends			-35			-35	-42
Sale of Treasury Shares						–	-23
Purchase of shares for compensation scheme	-2	-32				-34	–
Share compensation cost		7				7	–
Balance at 30 September	**103**	**371**	**737**	**73**	**-3**	**1,281**	**1,069**

[1] Including result from discontinued operations of (€ 749m)

Quarterly Performance of DEPFA BANK

Profit and loss account according to US-GAAP	2002 € m				2003 € m			Change Q2 to Q3	
	Q1[1]	Q2	Q3	Q4	Q1	Q2	Q3	€ m	%
Net interest income	72	108	101	17	80	100	94	–6	–6
Net interest income incl. interest in trading results	68	64	71	82	80	95	93	–2	–2
Net commission income	–1	–2	4	31	20	16	30	14	88
Income from sale of assets	43	27	26	3	18	34	35	1	3
Trading result	–4	–31	–77	91	26	4	15	11	275
of which: securities and derivatives trading	–6	9	–17	13	16	16	11		
FAS 133 valuation effect	6	4	–30	13	10	–7	5		
interest	–4	–44	–30	65	–	–5	–1		
Total operating income	**110**	**102**	**54**	**142**	**144**	**154**	**174**	**20**	**13**
General administrative expenditure	–18	–23	–19	–31	–26	–26	–26	–	–
Depreciation	–2	–	–2	–2	–1	–1	–2	1	100
Administrative expenditure	**–20**	**–23**	**–21**	**–33**	**–27**	**–27**	**–28**	**1**	**4**
Other income and expenditure	1	–	–	–5	–2	–4	–28	–24	
Provision for loan losses	–	–	–	–	–	–	–		
Income before taxes	**91**	**79**	**33**	**104**	**115**	**123**	**118**	**–5**	**–4**
Income and deferred tax	–27	6	–5	–33	–29	–27	–23	–4	–15
Income after income taxes	**64**	**85**	**28**	**71**	**86**	**96**	**95**	**–1**	**1**
Minority interest income	–6	–1	–4	–1	–3	–3	–2	–1	
Group net income from continuing operations	**58**	**84**	**24**	**70**	**83**	**93**	**93**	**–**	**–**
Result from discontinued operations	18	–319	–448	–53	–	–		–	–
Group net income	**76**	**–235**	**–424**	**17**	**83**	**93**	**93**	**–**	**–**

[1] The profit and loss account figures for Q1 2002 are based on the DEPFA Group Interim Report as at 31 March 2002 reclassified for discontinued operations.

Basis of accounting

The Consolidated Financial Statements of DEPFA Group are prepared in accordance with the United States Generally Accepted Accounting Principles (US-GAAP).

The accounting policies applied in the preparation of the Consolidated Financial Statements 2002 were also applied for this interim report, including the calculation of comparative figures for the previous year.

No new companies have been included in the consolidated financial statements for the period to 30 September 2003.

Notes to the Group balance sheet and profit and loss account

The comparative balance sheet figures and notes to the balance sheet are from the DEPFA Group accounts as at 31 December 2002.

The comparative profit and loss account figures and notes to the profit and loss account for the period to 30 September 2002 are based on the DEPFA Group interim report as at 30 September 2002.

(1) Loans and advances to banks

€ m	30.09.2003	31.12.2002
Public sector loans	5,610	6,164
Other loans and advances	15,536	7,093
Net deferred items	63	24
of which premiums	63	24
of which discounts	–	–
Total	**21,209**	**13,281**
of which repayable on demand	425	797

(2) Loans and advances to customers

€ m	30.09.2003	31.12.2002
Public sector loans	55,463	53,008
Property loans	4,854	5,787
Other loans and advances	1,501	1,019
Net deferred items	215	92
of which premiums	232	118
of which discounts	–17	–26
Less provision for loan losses	–141	–142
Total	**61,892**	**59,764**

(3) Provision for loan losses

The movement in the provisions and charges for loan losses for on-balance sheet lending business is as follows:

€ m	Total	
	2003	2002
Balance at 1 January	**142**	**801**
Additions		
Provision for loan losses charged to the profit and loss account	–	–
Reductions		
Transfers as part of spin-off	–	–561
Charge-offs	–1	–95
Recoveries	–	–3
Balance at 30 September	**141**	**142**

(4) Debt securities and other fixed income securities

€ m	30.09.2003	31.12.2002
Held to maturity	2	59
Available for sale	81,407	63,925
Trading	662	582
Total	**82,071**	**64,566**

(5) Liabilities to banks

€ m	30.09.2003	31.12.2002
Deposits	15,592	8,929
Other liabilities	42,324	27,848
Net deferred items	–7	–3
Total	**57,909**	**36,774**
of which due on demand	1,269	1,399

(6) Liabilities to customers

€ m	30.09.2003	31.12.2002
Deposits	4,427	2,180
Other liabilities	1,831	1,373
Net deferred items	–	1
Total	**6,258**	**3,554**
of which due on demand	753	4

(7) Debt securities issued

€ m	30.09.2003	31.12.2002
Debt securities issued		
Public sector covered bonds	64,982	58,222
Mortgage covered bonds (Hypothekenpfandbriefe)	1,440	2,238
Other debt securities	6,606	9,103
Money market securities	19,660	20,351
Net deferred items	–1,120	–289
Total	**91,568**	**89,625**

(8) Net interest income

€ m	30.09.2003	30.09.2002
Interest income from public sector finance	2,249	2,379
Interest income from other lending business and money market transactions including property finance	324	417
Interest income from fixed income securities	2,511	2,010
Interest expenditure for		
Pfandbriefe (asset covered bonds)	–2,082	–2,232
Other debt securities	–306	–414
Borrowings	–35	–50
Hybrid capital	–47	–60
Other banking transactions	–2,340	–1,769
Total	**274**	**281**

(9) Net commission income

€ m	30.09.2003	30.09.2002
Commission income from banking transactions	73	6
Commission expenditure from banking transactions	–6	–5
Other commission expenditure	–1	–
Total	**66**	**1**

(10) Trading result

€ m	30.09.2003	30.09.2002
Securities trading results	43	–14
Valuation of derivatives / FAS 133	8	–20
Net interest on trading derivatives	–6	–78
Total	**45**	**–112**

(11) General administrative expenses

€ m	30.09.2003	30.09.2002
Personnel expenditure		
Wages and salaries	42	24
Social security costs	7	5
(of which for pensions)	(4)	(1)
Other administrative expenditure	29	31
Total	**78**	**60**

(12) Incentive compensation programme

At 30 September 2003, the Trust established to purchase shares under the Group incentive programme held 918,600 shares of DEPFA BANK plc at a cost of € 47 million. Compensation cost relating to the programme recognised in the profit and loss account to 30 September 2003 amounted to € 7 million. No treasury shares were held as at 30 September 2003.

Reporting on financial instruments

The following table presents nominal amounts for derivatives as at 30 September 2003:

€ m	Nominal amount Residual maturity			
	< = 1 year	1 – 5 years	> 5 years	Total
Interest rate and currency swaps	30,529	53,828	84,030	168,387
Interest rate futures and forward rate agreements	1,502	193	1,769	3,464
Interest rate options purchased	412	136	956	1,504
Interest rate options written	1,636	804	1,341	3,781
Other interest rate contracts	1,026	2,079	4,088	7,193
Foreign exchange forward contracts	4,055	–	–	4,055
Credit derivatives	171	2,801	2,737	5,709
Total	**39,331**	**59,841**	**94,921**	**194,093**

Other details

New commitments

€ m	1.1.–30.09.2003	1.1.–30.09.2002
Public sector finance	50,450	15,422
Other loans	1,121	590
Total	**51,571**	**16,021**

Primary sale of debentures including loans taken up

€ m	1.1.–30.09.2003	1.1.–30.09.2002
Public sector covered bonds (Öffentliche Pfandbriefe)	15,867	6,238
Other debentures	664	2,082
Loans taken up	368	40
Total	**16,899**	**8,360**

Average number of employees

	30.09.2003	30.09.2002
Total	**334**	**299**
of which part time employees	17	17

Regulatory capital and capital adequacy ratios in accordance with BIS

Regulatory capital (€ m)	30.09.2003	31.12.2002
Core capital (Tier I)	1,266	1,266
Supplementary (Tier II)	863	863
Total regulatory capital	**2,129**	**2,129**

Capital adequacy ratios	30.09.2003	31.12.2002
BIS risk weighted assets (€ m)	12,548	12,146
Core capital ratio (Tier I)	10.0%	10.4%
Total capital ratio (Tier I + II)	**16.9%**	**17.5%**

All of the above regulatory capital and capital adequacy ratios were produced in accordance with the Bank for International Settlements (BIS), Basle Accord regulations to facilitate international comparsions.

DEPFA BANK plc is regulated by the Irish Financial Services Regulatory, formerly the Central Bank of Ireland (CBI). On a group level, DEPFA BANK plc has to conform to the regulations of the Irish Financial Services Regulatory Authority which applies a capital/risk asset framework for measuring capital adequacy based on the European Union Solvency Ratio Directive (SRD) and the Capital Adequacy Directive (CAD).

Board of Directors

Executive Members

Gerhard Bruckermann
Chairman and CEO

Thomas M. Kolbeck
Vice Chairman and Deputy CEO

Dermot Cahillane

Fulvio Dobrich

Reinhard Grzesik

Jürgen Karcher

Non-Executive Members

Dr. Richard Brantner,
Deputy Chairman
Member of Bank Management Board (ret'd)

Prof. Dr. Alexander Hemmelrath,
German Chartered Accountant, tax consultant
Founding partner of the law firm
Haarmann, Hemmelrath & Partner

Maurice O'Connell
Governor of Central Bank of Ireland (ret'd)

Jacques Poos,
Member of the European Parliament,
Minister of Foreign Affairs (ret'd), Luxembourg

Hans W. Reich,
Chairman of the Board of Managing Directors
of Kreditanstalt für Wiederaufbau

Prof. Dr. Frances Ruane,
Professor at Trinity College, Dublin, Ireland

Prof. Dr. Dr. h.c. mult. Hans Tietmeyer,
President of Deutsche Bundesbank (ret'd)

Addresses

DEPFA BANK plc
3, Harbourmaster Place
Dublin 1, Ireland
Phone +353 1 607-1600, Fax +353 1 829-0213
www.depfa.com

Nordic Representative Office
Frederiksgade 7
1265 Copenhagen K, Denmark
Phone +45 33 93-7571, Fax +45 33 93-7579

London Branch
105 Wigmore Street
London W1U 1QY, United Kingdom
Phone +44 20 7290-840, Fax +44 20 7495-0580

Madrid Representative Office
Bárbara de Braganza 2.2° B
28004 Madrid, Spain
Phone +34 91 7004-640, Fax +34 91 3100-791

New York Agency
570 Lexington Ave., 39th floor
New York, N.Y. 10022, United States
Phone +1 212 682-6474, Fax +1 212 867-7810

Paris Branch
Succursale de Paris
8, rue Halévy
75009 Paris, France
Phone +33 1 44 94-8270, Fax +33 1 42 66-4698

Rome Branch
Via di Torres Argentinia n.21 (Palazzo Origo)
00186 Rome, Italy
Phone +39 06 6840-2801, Fax +39 06 6840-2831

DEPFA Deutsche Pfandbriefbank AG
An der Welle 5
60322 Frankfurt, Germany
Phone +49 69 5006-0, Fax +49 69 5006-1331

Rome Branch
Via di Torres Argentinia n.21 (Palazzo Origo)
00186 Rome, Italy
Phone +39 06 6840-2801, Fax +39 06 6840-2831

Tokyo Branch
Atago Green Hills MORI Tower, 41F
2-5-1, Atago, Minato-ku
Tokyo 105-624 1, Japan
Phone +81 3 5402-9000, Fax +81 3 5402-9010

DEPFA Investment Bank Ltd.
International Banking Unit
178 Athalassa Avenue, 2nd floor
PO Box 20909
1665 Nicosia, Cyprus
Phone +357 22 879-300, Fax +357 22 318-978

Representative Office Hong Kong
1005 Asia Pacific Finance Tower
3 Garden Road
Central, Hong Kong
Phone +852 2509-9100, Fax +852 2509-9099

DEPFA ACS BANK
3, Harbourmaster Place
Dublin 1, Ireland
Phone +353 1 607-1600, Fax +353 1 829-0213

DEPFA UK Limited
105 Wigmore Street
London W1U 1QY, United Kingdom
Phone +44 20 7290-840, Fax +44 20 7495-0580

DEPFA Capital Japan K. K.
Atago Green Hills MORI Tower, 41F
5-1, Atago Green 2-chome, Minato-ku
Tokyo 105-624 1, Japan
Phone +81 3 3437-7620, Fax +81 3 3437-7623

DEPFA Finance N.V.
Herengracht 551
1017 BW Amsterdam, Netherlands
Phone +31 20 420 79 93

DEPFA BANK

DEPFA BANK plc
3, Harbourmaster Place · Dublin 1, Ireland
Phone +353 1 607-1600 · Fax +353 1 829-0213
www.depfa.com · info@depfa.com